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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-Q
                         For Period Ended: June 30, 1997


              RESOURCES ACCRUED MORTGAGE INVESTORS L.P - SERIES 86
                              (Name of Registrant)



                   411 West Putnam Avenue, Greenwich, CT 06830
                     (Address of Principal Executive Office)




                                     0-15724
                            (Commission File Number)



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                Nothing in this form shall be construed to imply
                that the Commission has verified any information
                                contained herein.

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
Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         [X]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject quarterly report on Form 10-Q or portion
                           thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed period.



         As a result of certain developments regarding a change in control of Presidio Capital Corp., the parent company of Resources Capital Corp., RAM Funding Inc., and Presidio AGP Corp. the Administrative, Investment and Associate general partners of the registrant, the registrant has not been able to prepare its Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 without unreasonable effort or expense. Such Quarterly Report will be filed by August 19, 1997.














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Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification.

              Mary Cohane                                        (203) 862-7079
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         (2)  Have all other periodic reports required under Section 13 or 15(d)
              of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes [ ]                   No [X]


              RESOURCES ACCRUED MORTGAGE INVESTORS L.P - SERIES 86

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 14, 1997                  By: /s/  Jay L. Maymudes
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                                         Name:   Jay L. Maymudes
                                         Title:  Vice President, Secretary
                                                 and Treasurer
                                                 (Principal Financial and
                                                 Accounting Officer)






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